

August 24, 2015

Eldad Eilam
Chief Executive Officer
hopTo Inc.
1919 S. Bascom Avenue, Suite 600
Campbell, CA 95008

      **Re:    hopTo Inc.**
              **Preliminary Information Statement on Schedule 14A**
              **Filed August 11, 2015**
              **File No. 000-21683**

Dear Mr. Eilam:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Matthew Crispino

                                     Matthew Crispino
                                     Staff Attorney
                                     Office of Information Technologies
                                     and Services

cc:    Ben Orlanski, Esq.
        Manatt, Phelps & Phillips, LLP